February 7, 2022

Attn:  Thomas Jones; Jay Ingram; Heather Clark & Melissa Gilmore

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Re:	Hempacco Co., Inc.
Draft Registration Statement on Form S-1
Submitted December 23, 2021
CIK No. 0001892480

Ladies and Gentlemen:

Hempacco Co., Inc. (the “Company” or “Hempacco”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated January 14, 2022, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

1.

We note your disclosure that you are an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 and your disclosure on page 25 that a small group of company officers and directors hold a majority of the control of Green Globe International, Inc. However, it appears that a registration statement for the initial public offering of Green Globe International, Inc. (formerly known as Apollo Holdings, Inc.) was declared effective in 2002. Please advise us how the company meets the definition of an “emerging growth company” under the JOBS Act. In this regard we also note that you had 18,395,531shares of common stock outstanding as of September 30, 2021 and your disclosure on page F-22 that the shareholders of Hempacco delivered 18,395,531 shares of Hempacco common stock to GGII in exchange for 70,312,160,174 shares of GGII common stock, which represented 95% of the total issued and outstanding common shares of GGII at the time of the exchange.

Response: The Company is an emerging growth company since it had total annual gross revenues less than $1.07 billion during its most recently completed fiscal year, and it has not sold common equity securities under a registration statement. See Section 2(a)(19) of the Securities Act of 1933, as amended (the “Securities Act.”). The Company was not formed and incorporated until 2019, and it is a separate issuer and business from Green Globe International, Inc. (“Green Globe”), with different business operations: Green Globe operates in the nutraceutical and edible CBD space, while Hempacco is a hemp smokables company.

2.

Please tell us how you have determined that the disclosure of the business experience of your officers and directors is accurate. For example, it appears from page 15 of Green Globe International Inc.'s public report for its quarter ended September 30, 2021 that Sandro Piancone is the chief executive officer of Green Globe.

Response: We have revised the “Management” section to include additional business experience regarding our directors and officers.

3.	Please expand the disclosure in the appropriate section to disclose, if true, that Green Globe International, Inc. sells products that compete with your products.

Response: We have revised the “Our Corporate History and Structure” subsection of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section to add disclosure that Green Globe does not compete with us and does not have operations in the smokables space in which we operate.

4.	Please update your executive compensation disclosure to reflect the most recently completed fiscal year.

Response: We have revised as instructed.

5.

Tell us, with a view to disclosure, why you entered into consulting agreements with entities controlled by Jorge Olson and Sandro Piancone instead of employment agreements with Messrs. Olson and Piancone. Also, tell us why your majority shareholder, Green Globe International, Inc., entered into an agreement with Neville Pearson pursuant to which he would act as the CFO of it, would be compensated by it instead of you but would continue to act as your interim CFO instead of you entering into an employment agreement with Mr. Pearson.

Response: The original agreements with Messrs. Olson and Piancone were entered shortly after we were formed before we had retained counsel to prepare employment agreements for our officers. Green Globe negotiated compensation terms with Mr. Pearson, and as part of that negotiation, Green Globe required that Mr. Pearson provide CFO services not only to it, but to us as well. We did not enter into a separate compensation arrangement or agreement with Mr. Pearson at the time as we did not want to duplicate a cost already being paid by Green Globe. We note that we entered into formal employment agreements with Messrs. Olson, Piancone and Pearson within the last two weeks, and we have added disclosure regarding those agreements accordingly.

6.

Regarding the agreements between the various entities and Messrs. Olson, Piancone and Pearson, clarify whether they devote full-time attention to you. If they do not devote full- time attention to you, then revise the Risk Factors section to highlight the risk that the officers do not devote full-time attention to you and their conflicts of interest.

Response: We have revised our disclosure to add descriptions of our new employment agreements with Messrs. Olson, Piancone, and Pearson, and have noted that each of them are required under those agreements to provide their “full-time (approximately 40 hours/week) and attention” to us.

2

7.

We note Green Global International Inc.'s September 30, 2021 quarterly report which is publicly available on the OTC Markets website. We further note in the footnotes on page 7 of that report that the financial statements after the acquisition date, May 21, 2021, include the balance sheets of both companies at historical cost, the historical results of GGII and the results of the entity from the acquisition date forward. All share and per share information in the accompanying financial statements and footnotes has been retroactively restated to reflect the recapitalization. We also note the same disclosure on page F-17 of your Form S-1. Please explain to us why these financial statements do not agree to those provided in your Form S-1.

Response: Green Globe’s financial statements were posted on OTCMarkets.com prior to completion of our auditor’s review of our financial statements for the nine months ended September 30, 2021. We note that Green Globe has recently amended its September 30, 2021 financial statements now that our auditor has completed its review of our financial statements for the same period. We also note that Green Globe has operations separate from us so Green Globe’s financial results are not, and are not expected to be, identical to ours.

8.

Your disclosure in note 11 indicates that there was a charge to retained earnings (i.e. accumulated deficit) in May 2021 for the difference between the price paid for 600 kiosks and the carryover basis of $4,361,643. Please provide further details on the nature of this transaction including what the amounts of "net book value" of $3,638,357 and "carryover basis" of $4,361,643 represent, the accounting literature that supports your conclusion to charge the difference to retained earnings, and where such reduction to retained earnings is represented in your financial statements, as it does not appear in the statements of stockholders' equity.

Response: We have revised note 11 to remove the clause regarding retained earnings/accumulated deficit as it was incorrect, and the other disclosure remains the same.

9.

Please clarify the business of Green Globe International, Inc. prior to the reverse merger. Your response should clarify its public or private company status as well as whether it was a shell company. Additionally, explain to us and expand your disclosures to better explain how you determined the appropriate accounting for this acquisition, including consideration of entities under common control.

Response:  To the best of our knowledge, prior to the reverse acquisition, Green Globe had nominal operations and was in the process of developing a new business plan. However, we note that prior management in its 2019 reports filed with OTCMarkets.com prior to Hempacco’s acquisition of control of Green Globe in 2021, indicated that Green Globe was not a shell company then, but we are not certain what operations it was engaged in at various times prior to the reverse acquisition and change of control, and as a result, we do not believe it is appropriate to include disclosure regarding Green Globe’s prior operations and status in our financial statement disclosure. As previously stated, Green Globe and Hempacco have distinct operations focused on different product offerings (nutraceuticals and edibles versus smokables), and we prefer to restrict our financial statement disclosure to non-speculative information relevant to Hempacco. We have, however, revised our disclosure on F-17 for clarification regarding the effect of the reverse acquisition.

3

Thank you for your assistance and review.

Sincerely,

Hempacco Co., Inc.

/s/ Sandro Piancone
Sandro Piancone
President and Chief Executive Officer

4